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July 7, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Keira Nakada
Mr. Doug Jones
Ms. Jennie Beysolow
Ms. Lilyanna Peyser

Re:	Autozi Internet Technology (Global) Ltd. Response to the Staff’s Comments on Amendment No. 3 to Draft Registration Statement on
Form F-1 Submitted June 2, 2023 with CIK No. 0001959726

Dear Ms. Nakada, Mr. Jones, Ms. Beysolow, and Ms. Peyser:

On behalf of our client, Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 26, 2023 on the Company’s Amendment No.3 to Draft Registration Statement on Form F-1 previously submitted on June 2, 2023 (the “Third Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Business

Our Automotive Service Ecosystem

New Car Sales

Parallel Import Car Sales, page 136

1.

Please expand the disclosure you provided in response to comment 12 to further explain your inventory risk. (i.e. timing of control transfer, terms of customer cancellations, and the percentage of deposit retained by you in the event of a customer cancellation) consistent with your revenue recognition accounting policy disclosure.

In response to the Staff’s comments, the Company has revised the disclosure in the Registration Statement on page 146 in accordance with the Staff’s instructions.

Principal Shareholders, page 186

2.

We note your response to comment 5. Your statement that Fude Jinrong (Shenzhen) Holding Ltd. owns 20% of Funde Sino and is the largest shareholder of Funde Sino suggests that Fude Jinrong (Shenzhen) Holding Ltd. does not have investment and/or voting control over Funde Sino. Please revise to identify the natural persons or public company with investment and/or voting control over JiuZhou JY Investment Limited.

In response to the Staff’s comments, the Company has revised the disclosure in the Registration Statement on page 197 in accordance with the Staff’s instructions.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Yang Ge

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